This presentation contains what are considered “forward-looking statements,” as defined in Section 27A of the 1933 Securities Act and Section 21E of the 1934 Securities Exchange Act, as amended. Some of these forward-looking statements are identified with words such as “believe,” “may,” “could,” “would,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” as well as the negative forms of these words, other terms of similar meaning or the use of future dates. The forward-looking statements include, without limitation, statements related to the declaration or payment of dividends, implementation of the key operational and financial strategies and investment plans, guidance about future operations and factors or trends that influence the financial situation, liquidity or operational results. Such statements reflect the current view of the management and are subject to diverse risks and uncertainties. These are qualified in accordance with the inherent risks and uncertainties involving future expectations in general, and actual results could differ materially from those currently anticipated due to various risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on diverse assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Suzano does not undertake any obligation to update any such forward-looking statements as a result of new information, future events or otherwise, except as expressly required by law. All forward-looking statements in this presentation are covered in their entirety by this disclaimer. To obtain further information on factors that may lead to results different from those contemplated in this presentation, please consult our filings with the U.S. Securities and Exchange Commission (SEC), in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in our annual report on Form 20-F. Disclaimer

BETO ABREU CEO

• PULP CAPACITY EXPANSION IN LATAM AND ASIA • ACCELERATION OF NEW INTEGRATED CAPACITY IN CHINA • WOOD COST PRESSURE IN CERTAIN REGIONS AND LOW EBITDA MARGIN OVER A LONG PERIOD PUT A SIGNIFICANT PULP CAPACITY UNDERWATER New competitive landscape highlights the need for more focused goals, to drive value creation

New competitive landscape highlights the need for more focused goals, to drive value creation suzano

CURRENT LANDSCAPE

- PULP CAPACITY EXPANSIONS IN LATAM AND ASIA
- ACCELERATION OF NEW INTEGRATED CAPACITY IN CHINA
- WOOD COST PRESSURE IN CERTAIN REGIONS AND LOW EBITDA MARGIN OVER A LONG PERIOD PUT A SIGNIFICANT PULP CAPACITY UNDERWATER

STRATEGIC LEVERS

VALUE CREATION STRATEGY

ENHANCING COMPETITIVENESS

&

GROWTH WITH DISCIPLINE

New competitive landscape highlights the need for more focused goals, to drive value creation

CURRENT LANDSCAPE

- PULP CAPACITY EXPANSIONS IN LATAM AND ASIA
- ACCELERATION OF NEW INTEGRATED CAPACITY IN CHINA
- WOOD COST PRESSURE IN CERTAIN REGIONS AND LOW EBITDA MARGIN OVER A LONG PERIOD PUT A SIGNIFICANT PULP CAPACITY UNDERWATER

STRATEGIC LEVERS

FOCUS TO THE NEXT 2-3 YEARS

VALUE CREATION STRATEGY

ENHANCING COMPETITIVENESS

TOD[1] REDUCTION

GROWTH WITH DISCIPLINE

- EXTRACT VALUE FROM PREVIOUS CAPITAL ALLOCATION DECISIONS
- ACCELERATE FIBER-TO-FIBER STRATEGY

- DELEVERAGING TOWARDS < 2.5X[2]

[1]Total Operational Disbursement. [2]Net Debt/Adjusted EBITDA.

LEONARDO GRIMALDI Executive Vice-President of Pulp Commercial and Logistics

Sources: Suzano BI, PPPC, Hawkins Wright. PULP & PAPER MARKET 2024 2029e 41.4 45.9 CAGR 2024-2029 (%) +2.1% # 0 0 C 8 5 A # 0 3 2 6 7 F # D 5 5 E 4 E # 4 B 2 D 3 2 # A E A B 9 E # E B E B E B # 1 9 3 2 C 8 # 9 1 7 1 4 B # B 4 4 B 5 A # 0 0 7 8 3 6 # C 8 9 1 0 F Organic growth: market BHKP continues positive trend driven by solid development in emergent markets +4.5 BHKP Organic Growth (Mt)

Sources: Suzano BI, PPPC, Hawkins Wright. PULP & PAPER MARKET 2024 2029e 41.4 45.9 CAGR 2024-2029 (%) +2.1% # 0 0 C 8 5 A # 0 3 2 6 7 F # D 5 5 E 4 E # 4 B 2 D 3 2 # A E A B 9 E # E B E B E B # 1 9 3 2 C 8 # 9 1 7 1 4 B # B 4 4 B 5 A # 0 0 7 8 3 6 # C 8 9 1 0 F +4.5 BHKP Organic Growth (Mt) CAGR 2024-2029 (%) 43% 23% 9% 7% 18% 2024 44% 21% 8% 7% 19% 2029e China Europe North America LatAm Others 41.4 45.9 +3.0% +0.2% +0.4% +2.3% +2.9% Organic Growth (Mt) by Region 11% 19% 18% 51% 2024 12% 16% 19% 53% 2029e Cartonboard P&W Specialties Tissue 41.4 45.9 +3.4% -1.4% +2.8% Organic Growth (Mt) by Grade +2.7% CAGR 2024-2029 (%) Organic growth: market BHKP continues positive trend driven by solid development in emerging markets

2022-2025e average = 1.3 p.p. 2013-2021 Average 2022 2023 2024 2025e 0.6 p.p. 1.1 p.p. 1.8 p.p. 1.1 p.p. 1.0 p.p. 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025e BSKP BHKP Share in World Bleached Chemical Pulp Demand (%) BHKP annual share gain over BSKP (p.p.) Total Market BCP Demand 2025e: 67.7 Mt PULP & PAPER MARKET BHKP and BSKP Change in Demand - past 5 years (Mt) CAGR +2.2% CAGR -2.3% 37.9 41.4 26.0 23.7 2020 2024 BHKP BSKP 53.1% 53.8% 53.8% 54.6% 55.4% 55.9% 56.2% 56.8% 57.9% 57.5% 59.3% 59.4% 60.6% 62.5% 63.6% 64.6% ~700 kt of F2F demand in 2025e Sources: PPPC. Suzano BI. F2F trend expands: BHKP continues to gain market share in BCP

PULP & PAPER MARKET

Despite uncertainties regarding operating rates and cost pressures, vertical integration in Asia is expected to keep growing in the coming years

CONFIRMED BHKP PROJECTS 2025 - 2029


China
Shandong
3 projects
1.4 Mt
Chongqing
1 project
0.8 Mt
Hubei
1 project
0.6 Mt
Jiangxi
1 project
0.7 Mt
Guanxi
2 projects
1.1 Mt
Indonesia
1 project
1.4 Mt
Indonesia

NEW CONFIRMED BHKP INTEGRATED CAPACITY (Mt)[1]


6.0
2025 - 2029

CONSIDERATIONS TO MARKET PULP FUNDAMENTALS

THE NEGATIVE

- New integrated capacity competing with non-integrated players should consequently reduce market pulp demand

THE UNCERTAIN

- Start-up dates, production learning curves
- Operating Rate levels lower than western standards
- Depending on market conditions, integrated players also become market pulp buyers
- Woodchip price could pressure Chinese cash cost

Source: Suzano BI. [1]Nominal capacity increase, not including ramp-up and/or operating rate assumptions.

Hardwood market pulp demand (Mt)1 Additional Fiber-to-Fiber PULP & PAPER MARKET 41.4 48.9 44.54.4 2024 4.5 Organic 3.0 F2F 2029e Net Verticalization Effect 2029e 1 Integrated O.R. Asia assumption = 75% related to confirmed projects. Integrated O.R. RoW assumption = 90%. Closure estimate of 0.3 Mt/year based on 2018-2023 average. Market BHKP Demand Net demand growth in the coming years potentially boosted by additional upside risks Fossil-to-Fiber

Estimated market BHKP supply addition¹: (Mt) • APP OKI II • Arauco Sucuriú Main announced projects: • Bracell to dissolving pulp • Suzano Limeira to fluff pulp • Altri Biotek to dissolving pulp Main conversions: PULP & PAPER MARKET 46.5 4.0 2024 Net Change 2029e 50.5 BHKP Supply addition and demand over capacity Incoming capacities partially mitigated by confirmed conversions. Operating rates forecast clearly unsustainable Supply (Mt), Demand (Mt) and D/C (%) 91% 90% 87% 86% 88% 2025 2026 2027 2028 2029 44 48 42 47 41 47 43 50 45 50 Demand Capacity D/C (%) Source: Suzano BI. ¹Includes ramp-up assumptions.

PULP & PAPER MARKET What should be expected to balance oversupply scenario? MARKET BSKP CAPACITY NET CHANGE¹,² (Mt) -2.3 2021 - 2023 -1.0 2024 2025e -0.6 New Capacities Closures Capacity Net Changes PERMANENT CLOSURES COULD RETURN TO HISTORICAL LEVELS Sources: ¹Suzano BI | ²Afry

PULP & PAPER MARKET What should be expected to balance oversupply scenario? MARKET BSKP CAPACITY NET CHANGE¹,² (Mt) -2.3 2021 - 2023 -1.0 2024 2025e -0.6 New Capacities Closures Capacity Net Changes PERMANENT CLOSURES COULD RETURN TO HISTORICAL LEVELS BCP UNPLANNED DOWNTIMES¹ (Mt) HIGHER UNEXPECTED/COMMERCIAL DOWNTIMES LEVEL SHOULD BE SEEN BCP - Unplanned 2021 2022 2023 2024 2025 2 3 3 2 1 Sources: ¹Suzano BI | ²Afry

PULP & PAPER MARKET What should be expected to balance oversupply scenario? MARKET BSKP CAPACITY NET CHANGE¹,² (Mt) -2.3 2021 - 2023 -1.0 2024 2025e -0.6 New Capacities Closures Capacity Net Changes PERMANENT CLOSURES COULD RETURN TO HISTORICAL LEVELS BCP UNPLANNED DOWNTIMES¹ (Mt) HIGHER UNEXPECTED/COMMERCIAL DOWNTIMES LEVEL SHOULD BE SEEN BCP - Unplanned 2021 2022 2023 2024 2025 2 3 3 2 1 BHKP NEW CAPACITY IMPACT¹ (Mt) | 2025 to 2029 TIME TO MARKET OF PROJECTS IS UNCLEAR 5.2 6.0 Integrated BHKP Market BHKP Sources: ¹Suzano BI | ²Afry

5.2 6.0 Integrated BHKP Market BHKP PULP & PAPER MARKET What should be expected to balance oversupply scenario? MARKET BSKP CAPACITY NET CHANGE¹,² (Mt) -2.3 2021 - 2023 -1.0 2024 2025e -0.6 New Capacities Closures Capacity Net Changes PERMANENT CLOSURES COULD RETURN TO HISTORICAL LEVELS BCP UNPLANNED DOWNTIMES¹ (Mt) HIGHER UNEXPECTED/COMMERCIAL DOWNTIMES LEVEL SHOULD BE SEEN BCP - Unplanned 2021 2022 2023 2024 2025 2 3 3 2 1 BHKP NEW CAPACITY IMPACT¹ (Mt) | 2025 to 2029 TIME TO MARKET OF PROJECTS IS UNCLEAR VIRGIN PULP CONSUMPTION² (Mt) COMPETITIVENESS OF INTEGRATED PLAYERS IN WESTERN MARKETS ARE CHALLENGED 38 25 25 14 5 2 108 North America Europe China Other Asia Latin America Others Sources: ¹Suzano BI | ²Afry

PULP & PAPER MARKET What should be expected to balance oversupply scenario? MARKET BSKP CAPACITY NET CHANGE¹,² (Mt) -2.3 2021 - 2023 -1.0 2024 2025e -0.6 New Capacities Closures Capacity Net Changes PERMANENT CLOSURES COULD RETURN TO HISTORICAL LEVELS BCP UNPLANNED DOWNTIMES¹ (Mt) HIGHER UNEXPECTED/COMMERCIAL DOWNTIMES LEVEL SHOULD BE SEEN BCP - Unplanned 2021 2022 2023 2024 2025 2 3 3 2 1 VIRGIN PULP CONSUMPTION² (Mt) COMPETITIVENESS OF INTEGRATED PLAYERS IN WESTERN MARKETS ARE CHALLENGED 38 25 25 14 52 108 North America Europe China Other Asia Latin America Others 5.2 6.0 Integrated BHKP Market BHKP BHKP NEW CAPACITY IMPACT¹ (Mt) | 2025 to 2029 TIME TO MARKET OF PROJECTS IS UNCLEAR Sources: ¹Suzano BI | ²Afry

PULP & PAPER MARKET

suzano

Vertical integration and new market pulp capacity will add pressure in coming years

CIF China - Cash Cost & Loss Making per player | BHKP


PIX China @ 544 US$/t

~10% of Market BHKP capacity with loss making

CIF China - Cash Cost & Loss Making per player | BSKP


PIX China @ 670 US$/t

~35% of Market BSKP capacity with loss making

~14.5 Mt of Market BCP capacity currently **with Loss Making**

Sources: Suzano BI. Hawkins Wright and Fisher | Loss making capacities (percentages and volume) from Hawkins Wright. Analysis takes in consideration theoretic models since not all the mills sells to China.

SUZANO AS PROTAGONIST TO INCREASE THE ADRESSABLE BHKP MARKET WITH F2F PULP & PAPER MARKET

PULP & PAPER MARKET BCP End-Use Consumption (Mt) | 2024 BHKP gain for every 1 p.p share increase in 5 years (Mt) Cartonboard P&W Specialties Tissue Fluff Total 7 11 11 30 6 65 BHKP consumption BSKP consumption 2 (34%) 5 (66%) 3 (29%) 8 (71%) 3 (31%) 7 (69%) 9 (30%) 21 (70%) 6 (99.9%) 24 (36%) 41 (64%) 0 (0.1%) Sources: Suzano BI. Hawkins Wright. 0.4 0.6 0.5 1.5 0.3 3.3 There is room to BHKP advance in share for all segments

…with a comprehensive and distinctive service portfolio …. CUSTOMER’S MILL DIAGNOSIS TRAINING SESSIONS GUIDED VISIT TO SUZANO 100% EUCA FACILITIES INDUSTRIAL RUN WITH ON-SITE TECHNICAL SUPPORT PILOT TRIALS 2024 2025 Customers 25 >70 MILLS <50 >100 PULP & PAPER MARKET Partners in the fiber transition Our commitment is to position Suzano as the preferred partner in fiber substitution through our Biopulp Solutions Platform Third year of evolution in a structured approach to lead the fiber substitution agenda PRODUCT SIMULATION IN SUZANO’S LABS

Average HW increase in a selected group of customers developing projects with Suzano (%) PULP & PAPER MARKET Before development project 83% 95% After development project Process enhancements that delivered refining energy savings of up to 35%. 12 p.p. Fiber furnish replacement that reached up to 5% savings in the fiber final cost. Projects developed for Toilet Paper end-use in 2025 Suzano is partnering on multiple projects, creating hero cases and delivering complete success stories that generate measurable, high-impact results

1. Softwood fibers has different qualities (strength) 3. Eucastrong products are innovation products designed to reduce the distance between Euca fibers from the best SW in the market; 2. Suzano regular products already surpass a good portion of the SWs in the market; Messages: PULP & PAPER MARKET 86 68 Regular Euca Pulp Eucastrong® SP1¹ Eucastrong® SP3¹ Average of different qualities Softwood SBSK NBSK Tensile Index (Nm/g) Suzano Eucastrong platform is continuously evolving, getting closer to the specifications of the highest-performance softwood in the market Suzano's innovation platforms enable improved fiber substitution as new grades increasingly approach softwood properties ¹Eucastrong SP1 and SP3: Special Products of Suzano’s proprietary pulp SKUs.

PULP & PAPER MARKET SUZANO AS PROTAGONIST TO INCREASE THE ADRESSABLE BHKP MARKET WITH FLUFF

PULP & PAPER MARKET EXPANSION: ON TIME, ON BUDGET Physical progress: 98% Financial progress: 91% 4X MORE PRODUCTION CAPACITY: 340 KT/Y additional volume Project conclusion: Dec/2025 Eucafluff® 10 years of innovation, from pioneering to expansion 2026 Focus: Homologation process

PULP & PAPER MARKET

LUIS BUENO Executive Vice-President of Consumer Goods

FOOTPRINT OPTIMIZATION (R$/t) -30% EXPECTED REDUCTION IN SEMI-FINISHED GOODS TRANSFER COST START-UP 3Q25 TO BE FURTHER IMPROVED WITH NEW ARACRUZ MILL (+60 kt) REGION YTD’24 YTD’25 NORTH/NORTHEAST #1 #1 SOUTHEAST #1 #1 CENTER-WEST #2 #2 SOUTH #5 #3 JUL/AUG 2024 SEP/OCT 2024 NOV/DEC 2024 JAN/FEB 2025 MAR/APR 2025 MAY/JUN 2025 JUL/AUG 2025 Price/Roll (R$/roll) | BRAZIL1 1.25 1.25 1.25 1.27 1.26 1.27 1.27 1.45 1.42 1.44 1.45 1.46 1.49 1.51 +4% +2% +18% OTHER PLAYERS SUZANO 3 YoY GROWTH WITH DISCIPLINE 23.3% 23.4% +3% VOLUME (t) REVENUE (R$) +5% Market Share Value (R$) | BRAZIL1 YTD ’24 YTD ’25 Suzano2 1Nielsen. 2Suzano’s BI. 3Considers the weighted average price — covering all Suzano brands in the toilet paper category. Brazil business Despite new capacities in the market in 2025, Suzano is retaining its leadership position in market share and pricing

GROWTH WITH DISCIPLINE

Brazil business

Scaling up competitive advantages, anchored in operational efficiency and key profitability drivers

1 ENHANCE BRAND STRENGTH

BRAND POWER[1]


+42%
Neve (Top1)
Top 2
Top 3
Mimmo (Top4)

Q3'25 vs. Q2'25: Neve (Top1) +0.1 p.p.; Mimmo (Top4) +0.3 p.p.


Neve
O cuidado
que você merece.

2 BOOST INNOVATION

2a) NEW TECHNOLOGIES **ELEVATING PERFORMANCE** AND **VALUE PERCEPTION**


Neve

Neve Toque das Ondas
New Tissue Technology

*Suzano's exclusive technology in Brazil

9.3/10 SCORE — CONSUMERS APPROVED THE PRODUCT EXPERIENCE[2]

2b) **DEVELOP HIGH VALUE-ADDED CATEGORIES**

		CONTRIBUTION MARGIN VS. TOILET PAPER
	**WIPES** NEVE ON THE GO	+12%
	**FACIAL TISSUE** MIMMO TISSUE	+129%
	**DRY WIPES** SCALA WIPES	+119%

3 PORTFOLIO TRADE-UP


Value Mix (%)[3]
4Ply 3Ply
2 Ply
1 Ply
15%
78%
7%
5%
77%
18%
suzano
Other Players

Price Index[3] Market

135%	(3Ply / 4Ply)
100%	(2Ply)
87%	(1Ply)

[1]Offerwise. [2]Consumer Research – Vento. [3]Nielsen Retail.

GROWTH WITH DISCIPLINE

suzano

Joint venture with K-C: Business overview

The 8th largest global tissue player[1]

JV STRUCTURE

suzano — 51%

Kimberly-Clark — 49%

JV NewCo B.V.[3]

BUSINESS OVERVIEW

- **1.0 Mt** Tissue Total Capacity
- **~US$3.3 bn** Pro forma Net revenues[2]
- **~US$0.5 bn** Pro forma Adj. EBITDA[2]
- **~9,000** FTEs

TIMELINE AND BUSINESS MODEL

- Signing (Jun/2025)
- Antitrust approval (by 2Q26)
- Closing (mid-2026)
- TSA[2] exit (mid-2028)

Before closing: K-C (IFP[4]) | Suzano

After closing: K-C → TSA[5] → JV; JV → rTSA[6] → K-C | Suzano

After TSA exit: Company operationally independent with standalone governance — K-C | JV | Suzano

[1]Considers Suzano + K-C volume capacity. [2]Pro forma net revenues and adjusted EBITDA 2024 consider non-recurring effects and JV business scope adjustments. [3]Agreement entered into by Suzano International Holding B.V. [4]International Family Care and Professional. [5]TSA - Transition Services Agreement. [6]rTSA – Reversed Transaction Services Agreement.

GROWTH WITH DISCIPLINE[1]

suzano

Joint venture with K-C: value creation ambition

Pre-signing estimate under refinement and to be led by industrial and procurement levers

KEY RISKS COMMONLY SEEN IN M&A DEALS

(Forbes 500 CFO Survey)

TOP 5 PITFALLS IN CAPTURING SYNERGIES[1]

1. INCOMPATIBLE CULTURES
2. INABILITY TO MANAGE TARGET
3. UNABLE TO IMPLEMENT CHANGE
4. SYNERGY NONEXISTENT OR OVERESTIMATED
5. DID NOT ANTICIPATE FORSEEABLE EVENTS

67% of mergers experienced synergy delays due to cultural differences

POTENTIAL OPERATIONAL GAINS[1] TO BE CAPTURED IN 3 YEARS


Value Creation
Procurement
Industrial
G&A
Logistics
Other
US$175 MILLION
37%
34%
13%
12%
4%

EFFICIENCY[2]
OEE IMPROVEMENTS (MACHINE, CONVERSION AND PRODUCT MIX)

VARIABLE COSTS & MIX
ENERGY & CHEMICALS
FIBER STRATEGY

FIXED COSTS
MAINTENANCE AND CAPEX OPTIMIZATION

SUPPLY CHAIN
FREIGHT AND NETWORK OPTIMIZATION

SG&A
INDUSTRY BEST PRACTICES BENCHMARK FOR STREAMLINING

New Culture

Management Process

Key Enablers: Incentive System | Performance Management | P&L Accountability by Region

[1]Preliminary estimates and subject to adjustments based on the ongoing refinement assessment. [2]Consolidate view across country and production capacity under development.

FABIO ALMEIDA Executive Vice-President of Paper and Packaging

USA MILLS AND OFFICES ECUADOR DISTRIBUTION CENTER BRAZIL 4 MILLS 20 DISTRIBUTION CENTERS ARGENTINA DISTRIBUTION CENTER (STENFAR) EUROPE OFFICES AND TERMINALS CASH COST REFERENCE BOTH COUNTRIES WITH OPERATIONS IN THE TOP TWO QUARTILES UNIQUE BUSINESS MODEL LONG TERM CLIENTS IN THE US AND SERVING +40K CLIENTS IN BRAZIL DIRECTLY COMPETITIVENESS IN P&W STRONG CASH GENERATOR LPB FRESH MARKET LEADER IN THE US ENTRY INTO THE U.S. IN STRATEGIC MARKETS ALMOST HALF OF BUSINESS UNIT net REVENUE IS NOW driven by PACKAGING segment¹ GROWTH WITH DISCIPLINE Paper and packaging business overview Unique go-to-market model and cash cost competitiveness leading transition to packaging ¹Packaging includes products made at Cartonboard Machine, at Pine Bluff, and liner products. 19% 25% 47% 81% 75% 53% 0% 20% 40% 60% 80% 100% 2021 - 2023 avg. 2024 2025 P&W PACKAGING

26% 48% 60% 77% 74% 52% 40% 23% 154 35 14 13 216Other PLAYERS TOP 3 PLAYERS Nº OF MKT. PLAYERS CAPACITY CONCENTRATION BY REGION¹ - Mt ASIA EUROPE LATAM NORTH AMERICA GROWTH WITH DISCIPLINE US MARKET OVERVIEW² ASIA SYMBOL ND PAPER APP BILLERUD MM GROUP STORA ENSO S. WESTROCK CMPC KLABIN CLEARWATER S. WESTROCK GPK Source: ¹FisherSolver. ²Fastmarkets. 3Some products are subject to additional antidumping and countervailing duties. 4Jan. to Oct. PRICE EVOLUTION BY REGION US$/t 596 1,310 1,532 20152016 2017 2018 2019 2020 2021 2022 2023 2024 2025 YTD4 US EUROPE CHINA 88% 11% Domestic production Consumption Profile Imports Others Imports Asia 1% MAIN EXPORTERS WITH HIGHER TARIFFS IN NOVEMBER 2025 (~15%) COMPARED TO NOVEMBER 2024 (0%) IMPORTED, IN 2025, ONLY ACCOUNTED FOR 12% OF THE US DEMAND, being ASIA ONLY 1%3 The U.S. paperboard market is the best place to be Consolidated market, higher prices and strong barrier entry 10 Mt

GROWTH WITH DISCIPLINE

US operations are set for medium and long-term strategy

Modernization drives cash cost reduction, while potential growth opportunities aim to strengthen Suzano's position in the U.S. market

Higher operational efficiency:

Industrial Cash Cost Index (Base 100)


Improved performance (2024 – 2025)
Medium-term plan (2026 - 2029)
100
6
94
7
8
79
Cash Cost 2024
Cash Cost 3Q25
Without CAPEX
Efficiency improvement
New wood chip mill
CTO Plant & Heat Optimization
With CAPEX¹
Continuous digestor & Delignification Plant
Incremental capacity
Cash Cost to be

Building organic and/or inorganic growth optionalities

[1]Portfolio of projects still subject to approval.

2026 R$80M to R$115M in total cost reduction¹ ENHANCING COMPETITIVENESS Cost reduction initiatives Driving competitiveness through two key fronts: leveraging artificial intelligence and optimizing processes to reduce costs Reducing costs through operational efficiency, including energy savings LIMEIRA MILL Optimizing the logistics network Driving freight efficiency and logistics optimization through effective contract management DIGESTERS Optimize digester performance and capture cost reductions Leveraging advanced optimization of recipe, basis weight, and pulp mill yield paper machines Paper Production ¹Paper & Packaging Business Unit in Brazil – No additional capex required. Optimization Artificial Intelligence Checar se isso entra como guidance - Valider se tem capex, e se tiver colocar um footnote dizendo que tem cashcost and capex

DOUGLAS LAZARETTI Executive Vice-President of Forestry

ENHANCING COMPETITIVENESS 1Binkley, D. et al. (2017). “The interactions of climate, spacing and genetics on clonal Eucalyptus plantations across Brazil and Uruguay”. For.Ecol.Manag.Vol.1,271-283. ANNUAL RAINFALL – SUZANO’S FORESTRY REGIONS (mm - base 100) 100% 97% 93% 91% 76% 78% Historical average (2001-2019) Last 6-years average (2020-2025e) 180 mm/year LESS IN A 6-YEAR FORESTRY CYCLE POTENTIAL LOSS IN EUCAWOOD PER HECTARE ~7m³/ha/year1 2001-2019 2020 2021 2022 2023 2025e2024 79% 180 mm Climate change: risk of lower Eucawood per hectare A clear change in annual rainfall in the latest years, compared to historical average

ENHANCING COMPETITIVENESS 1Consolidated forestry base productivity, adjusted to eliminate the effect of uneven expansion of planted area by region and ensure historical comparability. 44% 42% 47% 66% 80% 56% 58% 53% 34% 20% 2021 2022 2023 2024 2025e PLANTING YEAR MOST PLANTED MARKET CLONE (AEC0144) SUZANO’S CLONES 102 2025e Genetic Improvement Ambition 2034 Operations 30% Silviculture 20% 50% EUCAWOOD PER HECTARE1 (BASE 100) 100 2023 107 to 113 MATO GROSSO DO SUL CASE STUDY Higher share with proprietary clones improving eucawood per hectare and forest resilience New technologies and approaches to enhance Eucawood per hectare First Pillar: Unique forestry capability

ENHANCING COMPETITIVENESS AVERAGE DISTANCE FROM EUCAFARM TO MILL (KM) 165 165 151 151 150 73% 83% 82% 83% 88% 27% 17% 12%17% 18% THIRD PARTY2 OWN3 2025e 2026 2027 2028-2029 2030-2032 6% Spot market 6% PartnershipWOOD SOURCE BREAKDOWN (%) 1Total Operational Disbursement. 2Third party wood: forestry partnership program and spot market. 3Includes wood swap transaction with Eldorado as disclosed in Material Fact of August 6th,2025. Second Pillar: Discipline in execution Higher self-sufficiency and lower average distance focused on optimizing TOD¹ -14 km = ~R$170 million/year

ENHANCING COMPETITIVENESS

suzano

Third Pillar: Identifying and unlocking strategic opportunities

Eucawood swap transaction with Eldorado delivers attractive return

- 18 MILLION M³ OF ELDORADO'S FORESTS WILL BE HARVESTED BY SUZANO FROM 2025 TO 2027
- ELDORADO WILL HARVEST THE SAME EUCAWOOD VOLUME FROM SUZANO'S FORESTS BETWEEN 2028–2031

18% net gain in eucawood standing volume

+1.1 average forest age that provides long-term benefits in Mato Grosso do Sul

OPTIONALITY TO **INCREASE PULP PRODUCTION** AT THE RIBAS MILL IN THE NEXT YEARS

+

~13% REDUCTION IN ANNUAL HARVESTING AREA
~3% LESS ANNUAL WOOD CONSUMPTION
→ OPEX

~7% REDUCTION IN THE ANNUAL PLANTING PROGRAM
→ CAPEX

~20% IRR[1]

[1]Real terms in BRL unleveraged (2025 currency).

AIRES GALHARDO Executive Vice-President of Pulp Operations

Ribas do Rio Pardo mill: operational performance Higher than expected efficiency and potential for more - 1,000 2,000 3,000 4,000 5,000 6,000 7,000 8,000 9,000 Jul-24 Aug-24 Sep-24 Oct-24 Nov-24 Dec-24 Jan-25 Feb-25 Mar-25 Apr-25 May-25 Jun-25 Jul-25 Daily production Expected +16% FIRST 12 MONTHS OF PRODUCTION: ENHANCING COMPETITIVENESS EXPECTED @START-UP: 2.0 MT ACTUAL: 2.3 MT LEARNING CURVE CONCLUSION @6 MONTHS DAILY PRODUTION - FIRST 12 MONTHS¹ ¹Does not include planned downtime that occurred in February 2025.

Ribas do Rio Pardo mill: operational performance Higher than expected efficiency and potential for more - 1,000 2,000 3,000 4,000 5,000 6,000 7,000 8,000 9,000 Jul-24 Aug-24 Sep-24 Oct-24 Nov-24 Dec-24 Jan-25 Feb-25 Mar-25 Apr-25 May-25 Jun-25 Jul-25 Daily production Expected +16% FIRST 12 MONTHS OF PRODUCTION: ENHANCING COMPETITIVENESS EXPECTED @START-UP: 2.0 MT ACTUAL: 2.3 MT LEARNING CURVE CONCLUSION @6 MONTHS DAILY PRODUTION - FIRST 12 MONTHS¹ HIGH PERFORMANCE ENABLERS EXPERIENCE • TEAM OF EXPERTS SELECTED FROM 8 SUZANO MILLS. TRAINING • 15-MONTH PROGRAM PRIOR TO START-UP, INSTEAD OF THE 12 MONTHS ORIGINALLY PLANNED. • USE OF SIMULATORS ACROSS ALL PROCESS AREAS. EXECUTION • EFFICIENCY IN CONSTRUCTION AND ASSEMBLY, ALLOWED ALL OPERATIONAL TESTS. • EARLY COMMISSION ENSURED FAST OPERATIONAL STABILITY. PRODUCTION CAPACITY UPDATE (KT) 2,570 2025e 2027e onwards ABOVE NOMINAL CAPACITY OF 2,550 OPERATIONAL EFFICIENCY + ASSET QUALITY NO CAPEX REQUIRED 2,700~ ¹Does not include planned downtime that occurred in February 2025.

ENHANCING COMPETITIVENESS Competitiveness acceleration program Ambition: accelerate and expand Suzano's structural competitiveness PRIORITIZED INITIATIVES 40 IDENTIFIED INITIATIVES 77 DIVIDED INTO 8 VALUE JOURNEYS ACROSS THE CHAIN Genetics and planting strategy 1 Operational transformation of silviculture and harvesting 2 Forest-mill-port logistics 3 Industry: systems, people and performance 4 Performance in outbound logistics 5 CROSS INITIATIVES Strategic intelligence of the end-to-end supply chain Organizational and process framework Supply management 6 7 8 Short-term 2026 Medium-term 2027 Long-term 2028+ Explodir o 41 entre short, médium e long Checar com Aires 37% 33% 30% Number of Initiatives per period

ENHANCING COMPETITIVENESS

suzano

Competitiveness acceleration program

Examples of prioritized initiatives with significant TOD[1] capture and implementation timeline

Nursery operation model

JOURNEY Genetics and planting strategy

ESTIMATED GAIN 18-29 R$/t

1

2028+



Reducing the time to launch clones while increasing clone-to-site matching

Strategy, planning and operating model for road logistics

JOURNEY Forest-mill-port logistics

ESTIMATED GAIN 31-49 R$/t

3

2027



Enhancing Hiring Model, Carrier Profile, and Planning Optimization

Offshore logistics operations enhancement

JOURNEY Performance in outbound logistics

ESTIMATED GAIN 6-14 R$/t

5

2027



Improved S&OE[2] Management for offshore cost efficiency

Corporate expenditures optimization

JOURNEY Strategic intelligence of the end-to-end supply chain

ESTIMATED GAIN 13-16 R$/t

6

2026



Governance-led framework for cost efficiency and control

[1]Total Operational Disbursement. [2]Sales and Operations Execution.

875 871 787 690 704 66 (46) (147) 677 618 534 520 2,183 2,110 1,983 TOD 2024 TOD LTM 3Q25 Inflation 2026² FX Competitiveness Initiatives TOD 2027 Cash Cost (including downtimes) Cash SG&A + Freight Sustaining Capex US$405/t FX 5.70 Brent US$72/bbl Caustic soda US$431/t Forestry radius 165 km Third-party wood 28% FX 5.35 Brent US$70/bbl Caustic soda US$400/t Forestry radius 151 km Third-party wood 18% FX 5.39 Brent US$81/bbl Caustic soda US$393/t Forestry radius 187 km Third-party wood 28% US$370/t US$371/t Total Operational Disbursement (TOD1) (R$/t) ENHANCING COMPETITIVENESS ¹Total operational disbursement, including integrated pulp volumes. Considers expected production volume increased capacity from Ribas mill (+150kt). Does not include Suzano mill. 2Inflation rates forecast for 2026 (Real terms at 2026 currency) -> IPCA: 4.5%, INPC: 4.5%, IGPM: 4.5%.

Total Operational Disbursement (TOD1) (R$/t) ENHANCING COMPETITIVENESS ¹Total operational disbursement, including integrated pulp volumes. Considers expected production volume increased capacity from Ribas mill (+150kt). Does not include Suzano mill; 2Deviation from inflation forecast for 2025 + inflation rates forecast for 2026 (Real terms at 2026 currency) -> IPCA: 5.1%, INPC: 4.9%, IGPM: 2.2%. 746 787 654 83 677 500 520 1,900 1,983 Previous TOD 2027 Inflation 2026² Current TOD 2027 Cash Cost (including downtimes) Cash SG&A + Freight Sustaining Capex FX 5.35 Brent US$70/bbl Caustic soda US$400/t Forestry radius 150 km Third-party wood 17% FX 5.35 Brent US$70/bbl Caustic soda US$400/t Forestry radius 151 km Third-party wood 18% US$355/t US$371/t

MARIA LUIZA PAIVA Executive Vice-President of Sustainability, Communication and Brand

NATURE RESTORATION AND CONSERVATION CLIMATE RESILIENCE AND MITIGATION SOCIAL DEVELOPMENT AND INCLUSION INDUSTRIAL AND LOGISTICS ECO-EFFICIENCY: EMISSIONS REDUCTION FORESTRY BASE: GENETIC INNOVATION AND MANAGEMENT ENHANCING CARBON CAPTURE LOCAL DEVELOPMENT: SHARED VALUE TO STRENGTHEN THE RESILIENCE OF BOTH THE TERRITORIES AND THE BUSINESS SUPPLIER MANAGEMENT: PARTNERSHIPS FOR RISK MITIGATION AND SOCIO-ENVIRONMENTAL VALUE CREATION NATURE STRATEGY: ACTIONS THAT STRENGTHEN THE BUSINESS AND RESTORE ECOSYSTEMS CERTIFICATIONS REGULATIONS INTERNATIONAL ESG STANDARDS VALUE CHAIN SUSTAINABILITY TICKET TO PLAY: Sustainability is embedded in our business model through three interconnected pillars

NATURE CLIMATE SOCIAL Certificações Regulações Padrões Internacionais ESG Note: Progress based on 2024. PROMOTE PRODUCTIVE INCLUSION CONTRIBUTE TO LIFTING 200,000 PEOPLE OUT OF POVERTY IN OUR AREAS OF OPERATION BY 2030. CARING FOR WATER INCREASE WATER AVAILABILITY THROUGH FORESTRY MANAGEMENT ACTIONS ACROSS ALL CRITICAL WATERSHEDS IN OUR OPERATING AREAS IN BRAZIL BY 2030. REDUCE BY 15% THE WATER WITHDRAWN IN OUR INDUSTRIAL OPERATIONS BY 2030. CONSERVE BIODIVERSITY CONNECT 500,000 HECTARES OF CERRADO, ATLANTIC FOREST AND AMAZON FRAGMENTS BY 2030. SUSTAINABILITY COMBAT THE CLIMATE CRISIS REDUCE BY 50.4% THE SCOPES 1 AND 2 EMISSIONS BY 2032. HAVE 80% OF OUR SUPPLIERS AND CUSTOMERS COMMITTED TO SCIENCE-BASED CLIMATE TARGETS BY 2028. APPROVED TARGETS IN JUNE/2025 REDUCE SCOPE 1 AND 2 GHG EMISSIONS INTENSITY BY 15% PER TON OF PRODUCTION BY 2030. Focus on topics that amplify positive socio-environmental impact 73%PROGRESS: 19%PROGRESS: 58%PROGRESS: 32%PROGRESS: 49%PROGRESS:

MARCOS ASSUMPÇÃO Executive Vice-President of Finance and Investor Relations

1Total Operational Disbursement. 2Variable TOD is composed of variable cash cost, variable maintenance capex and logistics operations, however, for margin analysis purposes, international logistics costs and expenses were excluded. 3Represents pulp price at Suzano’s Brazilian ports of operation. 4Includes forestry partnership agreements. Guaranteeing value creation for every tonnage produced FINANCIAL MANAGEMENT Value creation rationale (+) EHP (–) Variable TOD = Marginal Contribution If marginal contribution is tight Considering FX and/or pulp price risk & Reduce pulp production at selected mills Third-party wood purchase delayed (capex postponement) 0% 5% 10% 15% 20% 25% 30% 1.00 3.00 5.00 7.00 jan-12 jan-14 jan-16 jan-18 jan-20 jan-22 jan-24 USDBRL Vol USDBRLVol US$/ $US$/ $ 0% 2% 4% 6% 8% 10% 12% 14% 16% 18% 20% 300 400 500 600 700 800 900 1,000 jan-12 jan-14 jan-16 jan-18 jan-20 jan-22 jan-24 BHKP Vol BHKP US$/R$: Performance and Volatility BHKP: Price and Volatility sep-25 sep-25 Variable TOD¹,² and EHP3 Distribution (Baseline: avg. mill “X” @100%) Long distance third-party wood Own wood4 160% EHP Variable TOD Tail Margins Volume 20% 40% 60% 80% 100% Example: Mill “X”

FINANCIAL MANAGEMENT 3.5x 3.2x 3.1x 2.9x 3.0x 3.1x 3.3x 11.9 12.0 12.9 12.8 12.9 13.0 13.0 12.0 11.0 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 PREVIOUS NET DEBT TARGET CURRENT NET DEBT TARGET NET DEBT (US$ bn) NET DEBT/ ADJ. EBITDA IN US$ (x) TARGET < 2.5X DELEVERAGING PLAN WORKING CAPITAL OPTIMIZATION NON-CORE ASSETS SALE MINIMUM DIVIDEND PAYOUT MORE SELECTIVE SHARE BUYBACK TOD REDUCTION DISCRETIONARY CAPEX REDUCTION Adopting a more conservative approach towards net debt target

FINANCIAL MANAGEMENT MAIN ISSUANCES – 2025 (US$ M) AVERAGE TENURE OF ISSUANCE (YEARS) Panda Bond 2027 161 SLL 1,200 Local debenture 367 Bi-lateral loan 200 Bi-lateral loan 250 Local debenture 526 2036 Bond 1,000 -90 -80 -70 -60 -50 -40 -30 -20 -10 0 10 0.0 2.0 4.0 6.0 8.0 10.0 B P S V E R S U S U S $ B O N D C U R V E A T D A T E O F I S S U A N C E (B P S ) 1Sustainability-Linked Loan. Reinforcing funding cost as a competitive advantage All debt issued in 2025 below our bond curve - the 2036 bond achieved the company’s lowest G-Spread ever

FINANCIAL MANAGEMENT 4.3% 4.7% 5.1% 4.9% 5.0% 1.1% 3.2% 4.2% 3.9% 4.0% 3Q21 3Q22 3Q23 3Q24 3Q25 Average cost of debt (% p.a.) Average Treasury 7yr. in quarter (% p.a.) 93.8% 100.0% 95.3% 81.6% 87.0% 3Q21 3Q22 3Q23 3Q24 3Q25 FINANCIAL MANAGEMENT GUIDELINES 1 YEAR AGO CURRENT AVERAGE TENOR (MONTHS) % OF DEBT MATURING IN LESS THAN 36 MONTHS CASH COVERAGE OF FINANCIAL OBLIGATIONS (MONTHS) RCF FOR TAIL SCENARIOS FINANCIAL COVENANTS >70 <30% >24 NONE 77 ~28% ~29 IN PLACE NONE NONE 80 ~17% ~40 IN PLACE COST OF DEBT SHARE OF US$ DEBT IN FIXED INTEREST TERMS¹ (%) 1Considers interest swap. Securing competitive funding costs, even in a high interest-rate and volatile scenario

FINANCIAL MANAGEMENT CASH BALANCE OF CASH FLOW HEDGING (ZCC + NDF) R$ bn CASH FLOW HEDGING RESULT SENSITIVITY TO FX (ZCC + NDF) R$ bn (0.0) (2.4) (1.3) 0.7 3.2 0.7 (0.0) 0.0 0.9 1.7 2019 2020 2021 2022 2023 2024 9M25 4Q25 2026 2027 Actual Forecast with FX@5.32¹ +0.9 Note: ZCC = Zero-cost collar NDF = Non-Deliverable Forward. 1As of Sep. 30th, 2025. Protecting cash flow exposure against FX risk, with a consistent hedging policy US$/R$ 5.00 5.20 5.32 5.40 5.60 5.80 2026 1.6 1.1 0.9 0.8 0.6 0.4 2027 2.2 1.9 1.7 1.5 1.2 0.9

BETO ABREU CEO

A Clear Strategic Roadmap Strengthening Competitive Edge Capture value from capital allocations In place Positioning for leadership in a changing landscape Mudar o already done

Q&A

Q&A BETO ABREU CEO LEONARDO GRIMALDI Executive VP of Pulp Commercial and Logistics MARIA LUIZA PAIVA Executive VP of Sustainability, Communication and Brand LUIS BUENO Executive VP of Consumer Goods FABIO ALMEIDA Executive VP of Paper and Packaging DOUGLAS LAZARETTI Executive VP of Forestry MARCOS ASSUMPÇÃO Executive VP of Finance and Investor Relations CAROLINE CARPENEDO Executive VP of People and Management AIRES GALHARDO Executive VP of Pulp Operations CARLOS ANIBAL Executive VP Europe